Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

American Retail Group, Inc.	Nevada

Indirect Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

TOO “SM Market Retail”	Republic of Kazakhstan